EXHIBIT 99.1

XTRA-GOLD RESOURCES CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

for the Nine Months Ended

September 30, 2025

(expressed in U.S. Dollars, except where noted)

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars - Unaudited)

AS AT	September 30, 2025	December 31, 2024

ASSETS
Current
Cash and cash equivalents	$13,548,386	$8,176,313
Investment in trading securities	3,648,151	3,221,598
Prepaids (Note 3)	372,587	186,994
Inventory	171,635	1,160,986
Total current assets	17,740,759	12,745,891

Restricted cash (Note 2, 7)	296,322	296,322
Equipment, net (Note 4)	560,767	447,416
Mineral properties (Note 5)	734,422	734,422

TOTAL ASSETS	$19,332,270	$14,224,051

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities (Note 6)	$2,066,565	$1,805,618
Due to related parties (Note 9)	628,314	90,602
Asset retirement obligation (Note 7)	94,884	94,885
Total current liabilities	2,789,763	1,991,105

Total liabilities	2,789,763	1,991,105

Commitment and contingencies (Note 12)
Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
45,779,717 common shares (December 31, 2024 - 45,994,517 common shares)	45,751	45,995
Additional paid in capital	31,347,911	31,667,831
Shares in treasury	(29,201)	(17,239)
Accumulated deficit	(15,583,801)	(19,835,914)

Total Xtra-Gold Resources Corp. stockholders' equity	15,780,660	11,860,673
Non-controlling interest	761,847	372,273

Total equity	16,542,507	12,232,946

TOTAL LIABILITIES AND EQUITY	$19,332,270	$14,224,051

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars - Unaudited)

	Three Month Period Ended Sept. 30, 2025	Three Month Period Ended Sept. 30, 2024	Nine Month Period Ended Sept. 30, 2025	Nine Month Period Ended Sept. 30, 2024

EXPENSES
Amortization	$38,272	$37,473	$94,460	$107,214
Exploration	396,929	175,053	1,160,987	611,162
General and administrative	174,335	65,466	614,472	498,308

EXPENSES BEFORE OTHER INCOME (EXPENSES)	(609,536)	(277,992)	(1,869,919)	(1,216,684)

OTHER INCOME (EXPENSES)
Recovery of gold, net (Note 11)	1,901,349	1,932,143	4,323,556	4,166,130
Foreign exchange gain (loss)	796,836	(73,341)	1,727,837	(80,357)
Net gain (loss) on trading securities	470,209	121,496	786,500	360,352
Interest earned and dividends	91,160	96,498	273,713	299,794
Impairment loss on trading securities	-	-	-	-

INCOME FROM OTHER ITEMS	3,259,554	2,076,796	7,111,606	4,745,919
Income before tax	2,650,018	1,798,804	5,241,687	3,529,235
Income tax expense	(200,000)	(200,000)	(600,000)	(600,000)
Net income	2,450,018	1,598,804	4,641,687	2,929,235
Net gain attributable to non-controlling interest	(180,899)	(136,206)	(389,574)	(290,886)

Net income attributable to Xtra-Gold Resources Corp.	$2,269,119	$1,462,598	$4,252,113	$2,638,349

Basic income attributable to common shareholders per common share	$0.05	$0.03	$0.09	$0.06
Diluted income attributable to common shareholders per common share	$0.05	$0.03	$0.09	$0.06

Basic weighted average number of common shares outstanding	45,778,451	46,030,193	45,857,136	46,084,764
Diluted weighted average number of common shares outstanding	48,423,611	48,953,693	48,354,926	49,008,264

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF EQUITY

(Expressed in U.S. Dollars - Unaudited)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2023	46,201,217	$46,201	$31,704,814	$(20,744)	$(21,511,326)	$122,538	$10,341,483
Stock-based compensation	-	-	139,138	-	-	-	139,138
Repurchase of shares	(174,400)	(174)	(147,214)	20,744	-	-	(126,644
Shares in treasury	-	-	11,980	(11,980)	-	-	-
Net income	-	-	-	-	2,638,349	290,886	2,929,235
Balance, September 30, 2024	46,026,817	46,027	31,708,718	(11,980)	(18,872,977)	413,434	13,283,212
Repurchase of shares	(32,300)	(32)	(40,877)	11,980	-	-	(28,929)
Shares in treasury	-	-	-	(17,239)	-	-	(17,239)
Net income	-	-	-	-	(962,937)	(41,161)	(1,004,098)
Balance, December 31, 2024	45,994,517	45,995	31,667,831	(17,239)	(19,835,914)	372,273	12,232,946
Stock-based compensation	-	-	41,680	-	-	-	41,680
Repurchase of shares	(243,300)	(244)	(361,600)	17,239	-	-	(344,605)
Shares in treasury	-	-	-	(29,201)	-	-	(29,201)
Net income	-	-	-	-	4,252,113	389,574	4,641,687
Balance, September 30, 2025	45,751,217	$45,751	$31,347,911	$(29,201)	$(15,583,801)	$761,847	$16,542,507

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars - Unaudited)

	Nine Month Period Ended Sept. 30, 2025	Nine Month Period Ended Sept. 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$4,641,687	$2,929,235
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	94,460	107,214
Stock-based compensation	41,680	139,138
Unrealized foreign exchange loss (gain)	(380,471)	(45,764)
Net (gain) loss on sales of trading securities	(786,500)	(360,352)
Impairment loss on trading securities	-	-
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other assets	(185,593)	(61,682)
Decrease (increase) in inventory	989,351	593,238
Change in asset retirement obligation	(1)	6,943
Increase (decrease) in accounts payable and accrued liabilities	260,947	471,440
Increase (decrease) in due to related parties	537,712	38,187

Net cash provided by operating activities	5,213,272	3,817,597

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of trading securities	(2,866,640)	(2,205,133)
Proceeds on sale of trading securities	3,607,058	1,958,782
Acquisition of equipment	(207,811)	(40,857)
Net cash used in investing activities	532,607	(287,208)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of capital stock	(373,806)	(126,644)
Net cash (used in) provided by financing activities	(373,806)	(126,644)

Change in cash and cash equivalents and restricted cash during the period	5,372,073	3,403,745

Cash and cash equivalents and restricted cash, beginning of the year	8,472,635	7,450,784

Cash and cash equivalents and restricted cash, end of the period	$13,844,708	$10,854,529

Reconciliation of Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of year	$8,176,313	$7,154,462
Restricted cash at beginning of year	296,322	296,322
Cash and cash equivalents and restricted cash at beginning of year	$8,472,635	$7,450,784

Cash and cash equivalents at end of period	$13,548,386	$10,558,207
Restricted cash at end of period	296,322	296,322
Cash and cash equivalents and restricted cash at end of period	$13,844,708	$10,854,529

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

1. HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. The Company has also engaged in recovery of gold through alluvial operations on its claims.  On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae").  Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.  On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2024, included in our Annual Report on Form 20-F, filed with the SEC on May 15, 2025. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. The financial statements and notes are representations of the Company's management and its board of directors, who are responsible for their integrity and objectivity.

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration and its 90% owned subsidiary, XG Mining. All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation allowance applied to level 3 investments, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.  At September 30, 2025 and December 31, 2024, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation.  This cash has been recorded as restricted cash, a non-current asset.

Prepaids

Prepaid amounts are recognized in an earlier period than they are expensed.  These amounts are expensed in the period to which they relate.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold recovered from alluvial operations.  Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.  Recovery of gold, net of expenses, is not related to exploration and is not the core business of the Company, so proceeds from gold recovery are recognized as other income.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining.  All intercompany accounts and transactions have been eliminated upon consolidation.  The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being depreciated over its estimated useful lives, which recognizes operating conditions in Ghana, using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value.  Exploration costs incurred on mineral properties are expensed as incurred.  Development costs incurred on proven and probable reserves will be capitalized.  Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses).  When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.  The mineral properties do not fall under the guidance of ASC 842, "Lease Accounting".

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

No impairment charge was deemed necessary for mineral properties in 2025 or 2024.  Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the estimated rehabilitation value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

Warrants

The Company accounts for freestanding warrants within stockholder's equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, "Derivatives and Hedging". If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders' equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period.

Share repurchases

The Company accounts for the repurchase of its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase.  When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Income taxes

The Company accounts for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

Income (Loss) per share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 260 - 10 "Earnings per Share", which establishes the requirements for presenting EPS. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common stock issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive. There was potential EPS dilution in the nine-month period ended September 30, 2025 and the year ended December 31, 2024 year.

Earnings per share calculations for the three and nine months ended September 30, 2025 and 2024, are as follows:

	Three months		Nine months
	2025	2024	2025	2024
Net income (loss) attributable to Xtra-Gold Resources Corp.	$2,269,119	$1,462,598	$4,252,113	$2,638,349

Basic weighted average number of common shares outstanding	45,778,451	46,030,193	45,857,136	46,084,764
Diluted weighted average number of common shares outstanding	48,423,611	48,953,693	48,354,926	49,008,264

Basic income attributable to common shareholders per common share	$0.05	$0.03	$0.09	$0.06
Diluted income attributable to common shareholders per common share	$0.05	$0.03	$0.09	$0.06

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end.  Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation.  Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The carrying amounts of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of those financial instruments.  Cash in Canada is primarily held in financial institutions.  Balances on hand may exceed insured maximums.  Cash in Ghana is held in banks with a strong international presence.  Ghana does not insure bank balances.

Fair value of financial assets and liabilities

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash equivalents, marketable securities, and marketable debt securities. Our financial assets measured at fair value on a non-recurring basis include non-marketable equity securities, which are adjusted to fair value when observable price changes are identified. Other financial assets and liabilities are carried at cost with fair value disclosed, if required.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

The Company follows ASC 820, "Fair Value Measurements and Disclosures", which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the date of measurement. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Changes in Level 3 measurements

The following table presents changes in assets classified in Level 3 of the fair value hierarchy during the nine-month periods ended September 30, 2025 and 2024, attributable to the following:

Private Investments- Non-Marketable Equity	2025	2024
Acquisition	-	-
Change in unrealized Fair Value	-	-

Cash, Cash Equivalents, and Marketable Securities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

The following tables summarize our investment in debt instruments, at their fair value, by significant investment categories as of September 30, 2025 and December 31, 2024:

Level 1 - Cash equivalents	September 30, 2025	December 31, 2024

Money market funds	$7,741,592	$6,750,465
	$7,741,592	$6,750,465

Cash, cash equivalents, and investments

	September 30, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$13,548,386	$13,548,386	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	3,648,151	3,648,151	-	-
Total	$17,492,859	$17,492,859	$-	$-

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$8,176,313	$8,176,313	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	3,221,598	3,221,598	-	-
Total	$11,694,233	$11,694,233	$-	$-

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Investment in Debt Securities

We classify our marketable debt securities, which are accounted for as trading securities, within Level 1 or 2 in the fair value hierarchy because we use quoted market prices to the extent available or alternative pricing sources and models utilizing market observable inputs to determine fair value.

Investment in trading securities

The following discusses our marketable equity securities, non-marketable equity securities, gains and losses on marketable and non-marketable equity securities, as well as our equity securities accounted for under the equity method.

Our marketable equity securities are publicly traded stocks or funds measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because we use quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

Our non-marketable equity securities are investments in privately held companies without readily determinable market values. The Company elected to measure non-marketable equity securities at its cost minus impairment (referred to as the measurement alternative). At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether non-marketable equity securities are impaired. If a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value, the carrying value of non-marketable equity securities will be written down to its fair value, and the impairment loss will be included in the consolidated statements of operations. The non-marketable equity securities are classified within Level 3 in the fair value hierarchy.

The Company valued all Level 2 and Level 3 investments at $Nil as of September 30, 2025 and December 31, 2024.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash.  The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  The Company held $6,874,373 and $6,750,465 as of September 30, 2025 and December 31, 2024, respectively, in low-risk cash and money market funds which are not federally insured.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company has contracted to sell all its recovered gold through a licensed exporter in Ghana. The Company sells its raw gold to one smelter.  Ownership of the gold is transferred to the smelting company at the mine site.  The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

Recent Accounting Pronouncements

The Company has considered all recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

3. PREPAIDS

Prepaids consist of the following amounts:

	September 30, 2025	December 31, 2024
Prepaid insurance	$67,998	$24,657
Prepaid permit fees	30,326	71,286
Legal advances	65,454	73,455
Other	3,294	17,596
	$167,072	$186,994

4. EQUIPMENT

	September 30, 2025
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,404,783	$2,039,567	$365,216
Vehicles	926,790	731,239	195,551
	$3,331,573	$2,770,806	$560,767

The company expensed $94,460 for depreciation in the nine-month period ended September 30, 2025.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

	December 31, 2024
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,282,277	$1,987,020	$295,257
Vehicles	841,485	689,326	152,159
	$3,123,762	$2,676,546	$447,416

The company expensed $136,638 for depreciation in 2024 of which $107,241 was expensed in the nine months ended September 30, 2024.

5. MINERAL PROPERTIES

The Kibi, Kwabeng and Pameng Projects were purchased as a group in 2004, and the purchase price was not allocated between the properties and camp facilities.  As historical option payments received for the right to purchase projects from the Company in previous years have expired unexercised there are no third-party claims against the Projects.  The Mineral Properties have a value of $734,422 as at September 30, 2025 and December 31, 2024.  There was no impairment in the carrying value of the properties in the period ended September 30, 2025 or the year ended December 31, 2024.

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi , Kwabeng, and Pameng Projects, all of which are located in Ghana.  The original Kwabeng and Pameng mining leases had an expired date of July 26, 2019, while the Apapam (the "Kibi") lease had an expiry date of December 17, 2015.  Under the mineral laws, the Company has the right to apply for extensions of mining leases for up to a maximum of 30 years.  The Company has applied for extensions on all three of its leases noted above for a further 15 years.  The Kwabeng and Pameng extensions were filed on December 13, 2018, and the Kibi lease extension on June 17, 2015.  To date, the Company has not received the extension documents from the government. Under mineral law, the old leases remain fully in force until the government issues the new lease documents. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

All gold production will be subject to a 5% production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects.  This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project.  On January 6, 2011, the Government of Ghana granted two mining leases for these Projects.  These mining leases grant the Company mining rights to produce gold in the respective leased areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project.  These mining leases supersede the PL previously granted to the Company.  Among other things, both mining leases require that the Company:

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases (note: all leases were in production well before the 2 year deadline); and

iv) pay a production royalty of 5% of gold sales to the Government of Ghana.

No project acquisition costs were recorded for the acquisition of Banso and Muoso Projects. In June 2023 the Company applied for an extension of the Muoso Project. The Banso lease expires on January 5, 2025 and the Company expects to apply for an extension of the Banso lease at that time.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(ii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade payables and accrued liabilities are comprised as follows:

	September 30, 2025	December 31, 2024
Trade payables	$2,906	$12,507
Accrued royalties and taxes	1,970,242	1,753,580
Accrued other liabilities	93,417	39,531
	$2,066,565	$1,805,618

The following table shows the aging of the Company's trade payables:

	September 30, 2025	December 31, 2024
Current	$2,906	$12,507
>60 days	-	-
	$2,906	$12,507

7. ASSET RETIREMENT OBLIGATION

	September 30, 2025	December 31, 2024

Balance, beginning of year	$94,885	$85,628
Change in obligation	(1)	9,257
Accretion expense	-	-
Balance, end of year	$94,884	$94,885

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.  Most of the cash will be spent to return the grade of disturbed land to its original state and to plant vegetation.

The rehabilitation obligation is estimated at $94,884 and $94,885 at September 30, 2025 and December 31, 2024, respectively.  During 2025 and 2024, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed.  It is expected that this obligation will be funded from general Company resources at the time the costs are incurred.  The Company has been required by the Ghanaian government to post a bond of $296,322 which has been recorded in restricted cash.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

8. CAPITAL STOCK

Authorized stock

The Company's authorized shares are 250,000,000 common shares with a par value of $0.001 per share.

Issuances of shares

The Company did not issue shares during the period ended September 30, 2025 or the year ended December 31, 2024.

Cancellation of shares

During the period ended September 30, 2025, a total of 230,000 common shares were re-purchased for $344,603 and were cancelled. A further total of 13,300 common shares that were re-purchased in 2024 for $17,739 were cancelled in 2025.  A total of 16,100 common shares were re-purchased in 2025 for $29,201 and held in treasury.  These 16,100 shares were cancelled in October 2025.

During the year ended December 31, 2024, a total of 178,200 common shares were re-purchased for $155,584 and cancelled.  A further total of 28,500 common shares were re-purchased in 2023 for $20,744 and were cancelled in 2024. A total of 11,300 common shares were re-purchased for $17,739 and held in treasury.  These 11,300 shares were cancelled in January 2025.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan.  Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant.  The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval.  The maximum term of options granted cannot exceed 20 years.

The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders.  The Board approved all unallocated options under the Option Plan on May 5, 2023 which was approved by the Company's shareholders at the annual and special meeting held on June 29, 2023.

At September 30, 2025, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

382,000	CDN$0.15	December 31, 2032
54,000	CDN$0.60	June 1, 2040
250,000	CDN$0.20	October 8, 2035
360,000	CDN$1.23	October 23, 2040
400,000	CDN$0.40	May 5, 2036
690,000	CDN$0.30	July 1, 2037
450,000	CDN$0.81	December 14, 2042
62,500	CDN$0.92	April 27, 2043
275,000	CDN$1.30	May 13, 2044
150,000	CDN$2.59	October 11, 2026

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

Stock option transactions and the number of stock options outstanding are summarized as follows:

	September 30, 2025		December 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,923,500	CAD $ 0.41	2,648,500	CAD $ 0.39
Granted	150,000	CAD $ 2.59	275,000	CAD 1.30
Exercised	-	-	-	-
Cancelled/Expired	-	-	-	-
Outstanding, end of period	3,073,500	CAD $ 0.49	2,923,500	CAD $ 0.41

Exercisable, end of period	3,073,500	CAD $ 0.49	2,923,500	CAD $ 0.41

The aggregate intrinsic value for options vested and for total options as of September 30, 2025 and December 31, 2024 respectively, is approximately $5,102,085 and $2,658,827.  The weighted average contractual term of stock options outstanding and exercisable as at September 30, 2025 and December 31, 2024 respectively, is 8.0 years and 9.5 years.

The fair value of stock options granted, vested, and modified during the years ended December 31, 2024, 2023 and 2022 respectively, was $139,138, $23,750, and $237,078 which has been included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options granted or amended during the year ended December 31, 2024:

2024

Risk-free interest rate	4.52%
Expected life	5.0 years
Annualized volatility	57%
Dividend rate	-

On September 11, 2025 the Company granted 150,000 options at $1.86 (CAD$2.59) and recognized an expense of $41,680 as the options vested immediately. On May 13, 2024 the Company granted 275,000 options to insiders and others at $0.95 (CAD$1.30) and recognized an expense of $139,138 as the options vested immediately.  On April 27, 2023 the Company granted 62,500 options to insiders at $0.68 (CAD$0.92) and recognized an expense of $23,750 as the options vested immediately.

Warrants

At September 30, 2025 and December 31, 2024, there were no warrants outstanding.

9. RELATED PARTY TRANSACTIONS

During the nine-month periods ended September 30, 2025 and 2024, the Company entered into the following transactions with related parties:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

	September 30, 2025	September 30, 2024

Consulting fees paid or accrued to officers or their companies	$1,289,761	$1,023,413
Directors' fees	1,609	1,654

Stock option grants to officers and directors	-	175,000
Stock option grant price range	-	CAD $1.30

Of the total consulting fees noted above, $1,074,210 (September 30, 2024 - $797,186), was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $537,105 (September 30, 2024 - $398,593) of this amount.  As at September 30, 2025, a balance of $628,314 (December 31, 2024 - $398,593) exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During the nine-month period ended September 30, 2025 the Company did not grant stock options to insiders.  During 2024, the Company granted 175,000 stock options to insiders at a price of $0.95 (CAD$1.30).  A total of $88,543 was included in consulting fees related to these options.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30, 2025	September 30, 2024

Cash paid during the period for:
Interest	$ -	$ -
Income taxes	$ 600,000	$ 276,432

During the period ended September 30, 2025, the Company paid $600,000 (December 31, 2024 - $Nil) related to income tax in the 2024 year and accrued a further $600,000 (December 31, 2024 - $800,000), for expected income tax payments related to activities in Ghana.  The company initially accrued $200,000 quarterly for income tax expense in the periods ended September 30, 2025 and 2024, for expected income tax payments related to activities in Ghana, and adjusted the accruals as payments were made. Except for stock option grants, explained above, there were no other significant non-cash transactions during the period ended September 30, 2025 or the year ended December 31, 2024.

11. DEFERRED INCOME TAXES

This note has not been updated from December 31, 2024.

12. COMMITMENTS AND CONTINGENCIES

a) Bond deposit

The Company has been required by the Ghanaian government to post an environmental bond of US$296,322 which has been recorded in restricted cash (see Notes 2, 7).

b) Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is not aware of any such legal proceedings other than disclosed below that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

The Company is currently party to one pending lawsuit.  The lawsuit claims that workers were terminated unlawfully.  The Company will defend itself on this lawsuit if required, and believes the case is completely without merit and frivolous.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On October 19, 2022, the Minerals Commission issued five improper invoices to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for all five of our concessions (Kwabeng, Pameng, Apapam, Muoso and Banso), which Minerals Commission indicated were related to the period from 2012 to 2022, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  Our legal counsel responded to Minerals Commission (the "Letters") on November 15, 2019, objecting to the five improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letters.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

Ghana Revenue Agency ("GRA") sent our Ghanaian subsidiary an updated tax assessment letter on May 11, 2023.  The letter alleges an additional tax liability (the "Assessment"), from 2012 to 2022.  Upon a thorough review of the Assessment, we agreed that the only additional liability in the Assessment was $356,281, which the Company paid.  The balance of the Assessment was objected to by our company in letter dated June 13, 2023, (the "Objection Letter").  To date, GRA has not responded to our Objection Letter, and our company believes it has settled all amounts owing in the Assessment.

(c) Credit risk

 Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The functional currency of the Company is US$, to date the majority of the revenues and costs are denominated in Ghana and a significant portion of the assets and liabilities are denominated in both Canada and Ghana. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and Ghana currency. If Ghana depreciates against US$, the value of Ghana revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in Ghana. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in Ghana, and by the general state of the Ghana economy.

The Company's operations in the Ghana are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
September 30, 2025

f)  Commodity price risk

We are exposed to fluctuations in commodity prices for gold. Commodity prices are affected by many factors, including but not limited to, supply and demand.

g)  The minerals properties lease status is as follows:

              -Apapam Lease expired on December 17th 2015, and extension was submitted on June 17th 2015;

              -Kwabeng and Pameng Leases expired on July 26th 2019, and extensions were submitted on June 13th 2018;

              -Muoso Lease expired on January 5th 2024, and extension was submitted on June 12th 2023; and

              -Banso Lease does not expire until Jan. 5th 2025.

On all the above extensions the company requested a further 15 year extension to each lease, and the old leases are fully in      force until the new leases are granted by the government.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the year ended December 31, 2023.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

13. SUBSEQUENT EVENTS

Subsequent to September 30, 2025, 16,100 shares purchased in September 2025, were cancelled. The Company purchased a further 33,100 shares under the buyback program in October 2025. These shares are held in treasury and will be cancelled in the normal course of business.

Subsequent to September 30, 2025, the Company issued 625,000 units via a private placement, for proceeds of $1,068,604 (CAD$1,500,000). Each unit comprised one common share and one-half of one common share purchase warrant. Each full warrant can be converted into one common share of the Company at a price of CAD$2.80 per common share, for a period of two years.